December 23, 2025

Robert J. Hariri, M.D., Ph.D.
Chief Executive Officer and Chairman
Celularity Inc.
170 Park Avenue
Florham Park, New Jersey 07932

        Re: Celularity Inc.
            Registration Statement on Form S-1
            Filed December 19, 2025
            File No. 333-292288
Dear Robert J. Hariri M.D., Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Nazia J. Khan, Esq.